Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was made available to the general public by Baker Hughes Incorporated:

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 APRIL 25, 2017 | 8:30 A.M. ET BAKER HUGHES Q1 2017 EARNINGS CALL

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 © 2017 Baker Hughes Incorporated. All Rights Reserved . 46611 Introduction Alondra Oteyza Director, Investor Relations Business Update Martin Craighead Chairman and Chief Executive Officer Financial Performance Kimberly Ross Senior Vice President and Chief Financial Officer Q & A Q1 2017 EARNINGS CONFERENCE CALL

## Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, on March 29, 2017, the new NYSE listed corporation (Bear Newco, Inc. or "Newco") filed with the SEC a registration statement on Form S-4 containing a preliminary combined proxy statement/prospectus of Newco and Baker Hughes (the "Preliminary Combined Proxy Statement/Prospectus"). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Newco will file with the SEC a definitive combined proxy statement/prospectus (the "Combined Proxy Statement/Prospectus") and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY COMBINED PROXY STATEMENT/PROSPECTUS, THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Preliminary Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes' website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

## No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

## Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976

BAKER HUGHES

## Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

## Reconciliation of Operating and GAAP Results

Reconciliation of non-GAAP results to GAAP results for historic periods can be found on our website at www.bakerhughes.com/investor in the Financial Information section under Financial Reports.

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976

BAKER HUGHES

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 First quarter results and market dynamics 1 Industry perspectives and market opportunities for our products 2 GE Oil & Gas transaction 3

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 Solid growth in N. America onshore well construction, more than offset by deconsolidation of N. America onshore pressure pumping business, lower international revenue and reduced Gulf of Mexico activity Adjusted EBITDA margin of 14% grew $43 million sequentially and $200 million year over year Q1 2017 RESULTS Increased EPS by $0.26 sequentially and third consecutive quarter of positive adjusted operating profit

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 Labor and cost inflation in select product lines with activity ramp - up more robust than expected Excess capacity to be absorbed for broader pricing gains d rilling - related products on the cusp of pricing recovery Q1 2017 NORTH AMERICA ONSHORE Market headed in the right direction while still finding its footing MARKET DYNAMICS

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 NORTH AMERICA ONSHORE – WELL CONSTRUCTION Q1 2017 MARKET OPPORTUNITIES Bifurcated market needing both highly advanced and low cost solutions

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 Q1 2017 NORTH AMERICA ONSHORE – WELL CONSTRUCTION MARKET OPPORTUNITIES © 2017 Baker Hughes Incorporated. All Rights Reserved. 46976

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 Chemicals business grew in line with production volumes positive market dynamics with more aging wells NORTH AMERICA ONSHORE – WELL PRODUCTION Q1 2017 MARKET OPPORTUNITIES © 2017 Baker Hughes Incorporated. All Rights Reserved. 46976

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 Onshore activity bottomed, ongoing pricing deterioration GULF OF MEXICO & INTERNATIONAL MARKETS Offshore activity and pricing continued to decline Q1 2017 MARKET OPPORTUNITIES © 2017 Baker Hughes Incorporated. All Rights Reserved. 46976

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 Q1 2017 MARKET OPPORTUNITIES © 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 LEADING TECHNOLOGIES Leveraging our strength in well construction to achieve drilling records in the Marcellus and Utica basins Applying artificial lift solutions to optimize production and improve recovery

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 Awarded long - term production chemicals contract in an ultradeepwater field in Angola Awarded a three - year wireline services contract with a major operator in the North Sea Q1 2017 WINNING IN THE MARKET Awarded a multi - year integrated drilling, completions, and workover services contract largest shallow - water project in the Mexico marine region MARKET OPPORTUNITIES

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 Transaction remains on track to close in mid - 2017 Working constructively with regulators to obtain required approvals GE OIL & GAS TRANSACTION Combination will have the ability to unite physical and digital worlds to deliver efficiency and productivity gains

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 Q1 2017 FINANCIAL HIGHLIGHTS Revenue $2.3 billion Down 6% sequentially Net Loss (GAAP) Attributable to Baker Hughes $129 million $0.30 per share Adjusting Identified Items 2 $114 million $0.26 per share Adjusted Net Loss (non - GAAP) 1,2 Attributable to Baker Hughes $15 million $0.04 per share Adjusted Operating Profit Before Tax (non - GAAP) 1,2 $91 million Up $70 million sequentially Free Cash Flow (non - GAAP) 3 ($174) million Down $784 million sequentially 1 Adjusted net loss is a non - GAAP measure comprised of net loss attributable to Baker Hughes, excluding the impact of certain ide ntified items. Adjusted operating profit (loss) before tax is a non - GAAP measure defined as profit (loss) before income tax less interest expense and certain identified items. The Company believes that adjusted net loss and adjusted operating profit (loss) before tax are useful to investors because it is a consistent measure of the underlying results of the Company’s business. Furthermore, man age ment uses these metrics as a measure of the performance of the Company’s operations . 2 Adjusted net loss and adjusted operating profit before tax exclude: for Q1 2017: $114 million in after tax adjusting items ($ 121 million before tax) including $83 million after - tax ($90 million before tax) for impairment and restructuring charges and $31 million before and after for merger and related costs. f or Q4 2016: $291 million in before and after tax adjusting items , including $145 million for impairment and restructuring charges, $97 million for the loss on sale of business interest, $30 million for inve nto ry adjustments, and $19 million for merger and related costs. 3 Free cash flow is defined as net cash flows provided by operating activities less expenditures for capital assets plus proce eds from disposal of assets. Management is providing this measure because it believes that such measure is a widely accepted financial indicator used by investors and analysts to anal yze and compare companies on the basis of liquidity. Free cash flow does not represent the residual cash flow available for discretionary expenditures.

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 NORTH AMERICA Q1 2017 RESULTS Revenue $ 712 million Down 8 % sequentially Adjusted Operating Loss Before Tax 1, 2 $ 23 million Improves $33 million sequentially Operating PBT Margin 1, 2 (3.2% ) Up 400 bps sequentially ▪ Excluding the $83 million of North America onshore pressure pumping revenue from the fourth quarter, revenues grew 3% sequentially . ▪ Excluding the $42 million of North America onshore pressure pumping losses from the fourth quarter, operating losses increased by $9 million. 1 Adjusted operating profit (loss) before tax is a non - GAAP measure defined as profit (loss) before income tax less interest expense and certain identified adjusting items. Adjusted operating profit before tax margin is a non - GAAP measure defined as adjusted operating profit (loss) before tax divided by revenue. Manag ement uses each of these measures because it believes they are widely accepted financial indicators used by investors and analysts to analyze and compare companies on the basis of oper ati ng performance and that these measures may be used by investors to make informed investment decisions. 2 Adjusted operating loss before tax for Q1 2017 has no adjusting items Q4 2016 excludes: $30 million for inventory adjustments to write off and dispose of certain excess inventory.

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 INTERNATIONAL Q1 2017 RESULTS Revenue $ 1.3 billion Down 6 % sequentially Adjusted Operating Profit Before Tax 1,2 $157 million Up $72 million sequentially Operating PBT Margin 1,2 11.9 % Up 580 bps sequentially ▪ Sequential revenues for Latin America down 11%, Europe / Africa / Russia Caspian down 6%, and Middle East / Asia Pacific down 4% ▪ Profitability increased as $84 million in bad debt recoveries in Ecuador more than offset activity declines, particularly year - end product sales, and pricing deterioration. 1 Adjusted operating profit (loss) before tax is a non - GAAP measure defined as profit (loss) before income tax less interest expense and certain identified adjusting items. Adjusted operating profit before tax margin is a non - GAAP measure defined as adjusted operating profit (loss) before tax divided by revenue. Management u ses each of these measures because it believes they are widely accepted financial indicators used by investors and analysts to analyze and compare companies on the basis of operating perfo rma nce and that these measures may be used by investors to make informed investment decisions . 2 Adjusted operating profit before tax has no adjusting items for Q1 2017 or Q4 2016 .

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 INDUSTRIAL SERVICES Q1 2017 RESULTS Revenue $227 million Down 3 % sequentially Adjusted Operating Loss Before Tax 1,2 $6 million Down $ 17 million sequentially Operating PBT Margin 1,2 (2.6% ) Down 736 bps sequentially ▪ Decrease in revenue related mainly to a seasonal activity decline in the pipeline inspection business, and reduced activity in downstream chemicals business resulting from lower refinery utilization. ▪ Profitability decreased driven by an unfavorable mix of revenue and seasonal activity declines. Profitability also was negatively impacted by mobilization costs for upcoming projects and other one - time expenses. 1 Adjusted operating profit (loss) before tax is a non - GAAP measure defined as profit (loss) before income tax less interest expense and certain identified adjusting items. Adjusted operating profit before tax margin is a non - GAAP measure defined as adjusted operating profit (loss) before tax divided by revenue. Manag ement uses each of these measures because it believes they are widely accepted financial indicators used by investors and analysts to analyze and compare companies on the basis of oper ati ng performance and that these measures may be used by investors to make informed investment decisions . 2 Adjusted operating profit before tax has no adjusting items for Q1 2017 or Q4 2016 .

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 Q2 2017 GUIDANCE North America Revenue Modest increase International Revenue Relatively flat sequentially Industrial Revenue Usual seasonal growth Income Tax Expense $50 - $70 million

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 © 2017 Baker Hughes Incorporated. All Rights Reserved . 46611

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46976 © 2016 BAKER HUGHES INCORPORATED. ALL RIGHTS RESERVED. TERMS AND CONDITIONS OF USE: BY ACCEPTING THIS DOCUMENT, THE RECIPIENT AGREES THAT THE DOCUMENT TOGETHER WITH ALL INFORMATION INCLUDED THEREIN IS THE CONFIDENTIAL AND PROPRIETARY PROPERTY OF BAKER HUGHES INCORPORATED AND INCLUDES VALUABLE TRADE SECRETS AND/OR PROPRIETARY INF ORM ATION OF BAKER HUGHES (COLLECTIVELY "INFORMATION"). BAKER HUGHES RETAINS ALL RIGHTS UNDER COPYRIGHT LAWS AND TRADE SECRET LAWS OF THE UNITED STATES OF AMERICA AND OTHER COUNTRIES. THE RECIPIENT FURTHE R AGREES THAT THE DOCUMENT MAY NOT BE DISTRIBUTED, TRANSMITTED, COPIED OR REPRODUCED IN WHOLE OR IN PART BY ANY MEANS, ELECTRONIC, MECHANICAL, OR OTHERWISE, WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF BAKER HUGHES, AND MAY NOT BE USED DIRECTLY OR INDIRECTLY IN ANY WAY DETRIMENTAL TO BAKER HUGHES’ INTEREST. APRIL 25, 2017 | 8:30 A.M. ET BAKER HUGHES Q1 2017 EARNINGS CALL